SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMPEIRIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001

(Title of Class of Securities)

29158Y104

(CUSIP Number of Class of Securities)

Alan B. Menkes Chief Executive Officer 142 West 57th Street, 12th Floor New York, New York 10019 (212) 887-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Boris Dolgonos

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(212) 755-7306 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$56,304,000	$7,680

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,520,000 shares of outstanding common stock of Empeiria Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.20 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,680	Filing Party: Empeiria Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

-i-

SCHEDULE TO

Empeiria Acquisition Corp., a Delaware corporation (“EAC” or the “Company”), hereby amends and restates its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 19, 2012, as amended by Amendment No. 1 to Schedule TO filed on October 26, 2012, as further amended by Amendment No. 2 to Schedule TO filed on November 9, 2012, as further amended by Amendment No. 3 to Schedule TO filed on November 13, 2012, as further amended by Amendment No. 4 to Schedule TO filed on November 21, 2012 and as further amended by Amendment No. 5 to Schedule TO filed on November 26, 2012. The Schedule TO, as amended by this Amendment No. 6 to Schedule TO, relates to the Company’s offer to purchase for cash up to 5,520,000 shares of its common stock, par value $0.0001 per share (“Common Shares”), at a price of $10.20 per share, net to the seller in cash, without interest for an aggregate purchase price of up to $56,304,000. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Third Amended and Restated Offer to Purchase dated November 29, 2012 (the “Offer to Purchase”), filed herewith as Exhibit (a)(1)(W), and in the related Third Amended and Restated Letter of Transmittal (“Letter of Transmittal”), filed herewith as Exhibit (a)(1)(X), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Amendment No. 6, as it amends and restates the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Empeiria Acquisition Corp., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 142 West 57th Street, 12th Floor, New York, New York 10019. EAC’s telephone number is (212) 887-1150.

(b) Securities.

This Schedule TO relates to the Company’s Common Shares. As of November 29, 2012, there were approximately 8,520,000 shares issued and outstanding (of which 6,000,000 Common Shares were issued in the Company’s initial public offering, or IPO).

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is Empeiria Acquisition Corp. EAC’s business address is 142 West 57th Street, 12th Floor, New York, New York 10019. EAC’s telephone number is (212) 887-1150.

The executive officers and directors of Empeiria Acquisition Corp. are set forth in the following table:

Name	Position(s)
Alan B. Menkes	Chief Executive Officer and Director
Keith E. Oster	President and Director
Joseph Fong	Chief Financial Officer
Michael Dion	Executive Vice President and Director
James N. Mills	Chairman of the Board
Barry Brigman	Director

The address and telephone number of each executive officer and director is: c/o Empeiria Acquisition Corp., 142 West 57th Street, 12th Floor, New York, New York 10019, telephone (212) 887-1150.

Empeiria Investors LLC, our sponsor, currently owns approximately 23% of our outstanding Common Shares. Mr. Menkes, Mr. Oster and Mr. Fong are managing members of Empeiria Investors LLC and directors and officers of the Company.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Common Shares; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Common Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Beneficial Ownership of EAC Securities,” “Material Differences in the Rights of EAC Stockholders Following the Transaction” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi) The information set forth in the sections of the Offer to Purchase titled “Selected Unaudited Condensed Consolidated Pro Forma Information,” “Comparative Share Information,” “The Transaction—Anticipated Accounting Treatment” and “Unaudited Condensed Consolidated Pro Forma Financial Information” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Merger Agreement,” “Management of EAC,” “Management of EAC Following the Transaction,” “Certain Relationships and Related Party Transactions,” “Beneficial Ownership of EAC Securities,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “The Offer—Source and Amount of Funds” and “Description of Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Merger Agreement” and “The Offer— Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Merger Agreement,” “Business of IDE,” “Business of IDE—Potential Acquisition of Rig Works, Inc.,” “Management of EAC Following the Transaction,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities” and “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Conditions of the Offer” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the sections of the Offer to Purchase titled “The Merger Agreement—Consideration to be Paid” and “Beneficial Ownership of EAC Securities” is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the sections of the Offer to Purchase titled “Beneficial Ownership of EAC Securities” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Comparative Share Information,” “Financial Statements of EAC,” “Financial Statements of IDE” and “Financial Statements of Rig Works, Inc.” is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Unaudited Condensed Consolidated Pro Forma Financial Information” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(W) and (a)(l)(X) hereto, is incorporated herein by reference.

(c) Other Material Information.

On November 29, 2012, EAC issued a press release announcing its receipt of financing commitment letters and the satisfaction of the financing condition to the tender offer. A copy of the press release is furnished as Exhibit (a)(1)(AA) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 19, 2012.

(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Press Release, dated October 19, 2012 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(a)(1)(G)*	Joint press release, dated October 19, 2012.

(a)(1)(H)*	Investor Presentation (October 26, 2012).

(a)(1)(I)*	Joint press release, dated November 9, 2012.

(a)(1)(J)*	Amended and Restated Offer to Purchase, dated November 13, 2012.

(a)(1)(K)*	Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(M)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Press Release, dated November 13, 2012.

(a)(1)(O)*	Script of conference call held on November 13, 2012

(a)(1)(P)*	Amended and Restated Investor Presentation (November 13, 2012).

(a)(1)(Q)*	Second Amended and Restated Offer to Purchase, dated November 21, 2012.

(a)(1)(R)*	Second Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(S)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(T)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(U)*	Second Amended and Restated Investor Presentation (November 21, 2012).

(a)(1)(V)*	Press Release, dated November 27, 2012.

(a)(1)(W)†	Third Amended and Restated Offer to Purchase, dated November 29, 2012.

(a)(1)(X)†	Third Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(Y)†	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(Z)†	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(AA)†	Press Release, dated November 29, 2012.

(b)(1)†	Commitment Letter, dated as of November 28, 2012, between EAC and Elm Park Credit Opportunities Fund, L.P. and Elm Park Credit Opportunities Fund (Canada), L.P.

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 19, 2012, by and among Empeiria Acquisition Corp., IDE Acquisition Co., LLC, Integrated Drilling Equipment Company Holdings Inc. (“IDE”), and Stephen Cope, as representative of IDE’s stockholders (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(d)(2)*	Form of Registration Rights Agreement.

(d)(3)*	Form of Lock Up Agreement.

Exhibit Number	Description
(d)(4)*	Amended and Restated Employment Agreement between IDE and Stephen Cope.

(d)(5)*	Amended and Restated Employment Agreement between IDE and Eric Storm.

(d)(6)*	Employment Agreement between IDE and Richard Dodson.

(d)(7)*	Amended and Restated Employment Agreement between IDE and Anthony Beebe.

(d)(8)*	Form of Voting Agreement.

(d)(9)†	Commitment Letter, dated as of November 29, 2012, between EAC and Alan B. Menkes, James N. Mills and Michael Dion.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.
†	Filed herewith.
‡	To be filed by amendment.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

Date: November 29, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 19, 2012.

(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Press Release, dated October 19, 2012 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(a)(1)(G)*	Joint press release, dated October 19, 2012.

(a)(1)(H)*	Investor Presentation (October 26, 2012).

(a)(1)(I)*	Joint press release, dated November 9, 2012.

(a)(1)(J)*	Amended and Restated Offer to Purchase, dated November 13, 2012.

(a)(1)(K)*	Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(M)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Press Release, dated November 13, 2012.

(a)(1)(O)*	Script of conference call held on November 13, 2012

(a)(1)(P)*	Amended and Restated Investor Presentation (November 13, 2012).

(a)(1)(Q)*	Second Amended and Restated Offer to Purchase, dated November 21, 2012.

(a)(1)(R)*	Second Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(S)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(T)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(U)*	Second Amended and Restated Investor Presentation (November 21, 2012).

(a)(1)(V)*	Press Release, dated November 27, 2012.

(a)(1)(W)†	Third Amended and Restated Offer to Purchase, dated November 29, 2012.

(a)(1)(X)†	Third Amended and Restated Letter of Transmittal To Tender Common Shares.

(a)(1)(Y)†	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(Z)†	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(AA)†	Press Release, dated November 29, 2012.

(b)(1)†	Commitment Letter, dated as of November 28, 2012, between EAC and Elm Park Credit Opportunities Fund, L.P. and Elm Park Credit Opportunities Fund (Canada), L.P.

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 19, 2012, by and among Empeiria Acquisition Corp., IDE Acquisition Co., LLC, Integrated Drilling Equipment Company Holdings Inc. (“IDE”), and Stephen Cope, as representative of IDE’s stockholders (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(d)(2)*	Form of Registration Rights Agreement.

(d)(3)*	Form of Lock Up Agreement.

Exhibit Number	Description
(d)(4)*	Amended and Restated Employment Agreement between IDE and Stephen Cope.

(d)(5)*	Amended and Restated Employment Agreement between IDE and Eric Storm.

(d)(6)*	Employment Agreement between IDE and Richard Dodson.

(d)(7)*	Amended and Restated Employment Agreement between IDE and Anthony Beebe.

(d)(8)*	Form of Voting Agreement.

(d)(9)†	Commitment Letter, dated as of November 29, 2012, between EAC and Alan B. Menkes, James N. Mills and Michael Dion.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.
†	Filed herewith.
‡	To be filed by amendment.